EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	March 30, 2014	March 31, 2013
Earnings:

Income before income taxes	$382,321	$368,184

Add (deduct):

Interest on indebtedness	22,231	24,341
Portion of rents representative of the interest factor (a)	2,018	2,079
Amortization of debt expense	280	298
Amortization of capitalized interest	564	511
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	176	(834)

Earnings as adjusted	$407,590	$394,579

Fixed Charges:

Interest on indebtedness	$22,231	$24,341
Portion of rents representative of the interest factor (a)	2,018	2,079
Amortization of debt expense	280	298
Capitalized interest	1,083	317

Total fixed charges	$25,612	$27,035

Ratio of earnings to fixed charges	15.91	14.60
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.